-------------------------------------------
                                                  OMB APPROVAL
                                   -------------------------------------------
                                     OMB Number:
                                     Expires:

                                     Estimated average burden
                                     hours per form...................

                                   -------------------------------------------



                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No._5__________)*


Jetronic Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


477178108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Robert L. Gipson c/o Ingalls & Snyder LLC 61 Broadway, New York, NY 10006
(212) 269-7827

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


November 4, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.477178108                           13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Robert L. Gipson        ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


PF;WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            330,000 shares owned directly by Gipson
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             371,779 shares owned by Ingalls & Snyder Value Partners,
                       L.P. (ISVP).  Robert L. Gipson is a General Partner of
                       ISVP.  (Assuming conversion of the preferred stock into
                       common stock.)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             330,000 shares owned directly  by Gipson
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       371,779 shares owned directly by ISVP (Assuming conversion of the preferred stock into common stock.)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        710,779 including shares owned by ISVP

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.1% (Based on 4,104,499 shares outstanding as of July 31,1998 pursuant to the Company's Form 10Q for the period ended July 31,1998 and assuming the issue of 440,000 shares of common stock issuable apon conversion of the preferrred stock.)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

Item 4.  Purpose of Transaction

        Item 4 is amended to add the following:

As of the date of this filing, Gipson beneficially owns the shares of common stock reported in Item 5(a) for investment purposes. Gipson may, from time to time, sell his shares in the open market. Pursuant to an agreement between Jetronic, on the one hand, and certain holders of the 10% debentures due 12/21/99,(principally ISVP), on the other hand, Jetronic issued to the holders 440,000 warrants to acquire a share of preferred stock with an exercise price of $.10 per warrant. The preferred stock holders have the right to elect 50% of the reconstituted board of directors. In addition, the preferred stock is convertible into the common stock of Jetronic on a share for share basis. On November 4, 1998 ISVP exercised 306,493 preferred stock purchase warrants at $.10 per warrant. Gipson and Boucher share the voting rights with respect to this preferred stock. They intend to exercise ISVP's right to elect three people to the reconstituted Jetronic board. Those individuals are Boucher, J. Michael Kadick, and James Lobb.

Item 5.  Interest in Securities of the Issuer


Item 5 is amended as follows:

(a)     (1)     A total of 701,779 shares, represented by 330,000 shares
directly owned by Gipson. Gipson is a general partner of (and holds a limited partnership interest in ISVP) and may be deemed to be the beneficial owner of the ISVP shares.



(2) 17.1%(based on 4,104,499 shares outstanding as of July, 31 1998 pursuant to the company's form 10Q for the period ended July 31, 1998.
Assuming the ISVP ownership specified in 5(a)(1).



(b) (1)Sole Power to vote or direct the vote:
330,000 directly owned shares.

(2)Shared power to vote or direct the vote:
371,779 directly owned by ISVP. Gipson may be deemed to share voting power with Thomas O. Boucher, Jr. and ISVP. Mr. Boucher is a stockbroker, a general partner of ISVP and a Managing Director of Ingalls & Snyder LLC. He is a U.S. citizen. The name and address of his employer is Ingalls & Snyder LLC, 61
Broadway, New York, NY   10006, and its principal business is stock brokerage.
ISVP is an investment partnership organized in New York.  Its principal business
and office is 61 Broadway, New York, NY   10006.

Items 2(d) and 2(e) are answered in the negative with respect to Mr. Boucher and ISVP, respectively.

(3)Sole power to dispose or direct the disposition:
330,000 directly owned shares.

(4)Shared power to dispose or direct the disposition:
371,779 directly owned by ISVP. (Assuming conversion of the preferred stock into common stock). Gipson may be deemed to share dispositive power with Ingalls & Snyder LLC, a registered broker-dealer and a New York Limited Liability Co. of which Gipson is a Managing Director. Ingalls & Snyder's principal business and office is set forth in Item 5(b)(2).

Items 2(d) and 2(e) are answered in the negative with respect to Ingalls & Snyder LLC.



(c) Robert L. Gipson
 On 10/22/98 Gipson sold 1500 shares at 1.125 in an open market transaction. On 10/23/98 Gipson sold 4731 shares at 1.0625 in an open market transaction. On 10/26/98 Gipson sold 5000 shares at 1.0625 in an open market transaction. On 10/28/98 Gipson sold 5000 shares at 1.0625 in an open market transaction. On 10/30/98 Gipson sold 15000 shares at 1.00 in an open market transaction.

     Ingalls & Snyder Value Partners, L.P.

 On November 4, 1998 ISVP exercised 306,493 warrants to purchase a like number of shares of Series AA convertible preferred stock at a price of $.10 per warrant.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:                                        /Robert L. Gipson/
                                             -----------------------------------
                                             Signature

                                             Robert L. Gipson
                                             -----------------------------------
                                             Name/Title





(120496DTI)